July 6, 2006

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	Alfa Corporation

File No. 000-11773

Form 10-K for the fiscal year ended December 31, 2005

Dear Sir:

Alfa Corporation is in receipt of the Securities and Exchange Commission’s comment letter on File No. 000-11773 dated June 27, 2006. We are in the process of reviewing the letter and developing detailed explanations to the comments as requested.

As a result of our initial review of your comments and the timing of receipt, we would request an extension of time from the 10 business days requested. Our request for extension is primarily driven by two factors. First, the company will be closed for two business days in celebration of the 4th of July. Secondly, the company will be closing its records and producing quarterly financial statements through the first two weeks of the month with an anticipated earning press release on July 21, 2006. We request an extension in providing our response to July 25, 2006.

Thank you in advance to considering our request for additional time.

Sincerely,

/s/ Stephen G. Rutledge
Stephen G. Rutledge
Chief Financial Officer